SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President of Legal and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing includes the following document relating to the proposed acquisition of 3PAR Inc. (the “Company”) by Dell Inc. (“Dell”) pursuant to the terms of an Agreement and Plan of Merger dated August 15, 2010 by and among the Company, Dell and Dell Trinity Holdings Corp., a wholly-owned subsidiary of Dell: the transcript of a media and industry analysts call held on August 16, 2010, by the Company and Dell.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Dell Incorporated

Moderator: Jane Thompson

August 16, 2010

11:00 a.m. CT

Operator:	Welcome to Dell Media and Industry Analysts call. We will begin the Q&A portion of today’s call. Please press star followed by the number one on your telephone keypad in order to ask a question. For the first call, all participants will be in a listen only mode.

I will now hand off to Jane Thompson, Dell communication.

Jane Thompson:	Thanks, (Julie). Thank you very much for taking the time to dial in today. Today’s call will focus on Dell Enterprise’s intention to acquire 3Par. Joining me on the phone is Brad Anderson, senior vice president of Dell Enterprise Product group and David Scott, the CEO of 3Par.

Both will provide comments on today’s announcement. Then we’ll have 15 to 20 minutes of Q&A and include Darren Thomas, vice president and general manager of Dell Enterprise Storage group.

And I’d like to hand over to Brad Anderson.

Brad Anderson:	Thank you, Jane. Let me kind of start by just kind of recapping the day of the news so far. First of all, Dell is entering into a definitive agreement to acquire 3Par, the leading global provider of utility storage in the category of highly virtualized and dynamically tiered structure built for public and private Cloud computing.

3Par helps customers capitalize on the virtual error by reducing data management costs and three laning operations. The overall transaction is

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

valued at $1.15 billion. Now you know as we’ve discussed with you over the – you know over the last couple of years, and more recently as we’ve laid out our efficient Enterprise strategy, storage plays a very key role for our customers and for that strategy.

And we have invested heavily on the storage front to go provide the right kind of solutions for our customers. We did it with Equalogic. You’ve seen our earlier acquisition this year of XNet to provide NAS capabilities and more recently Ocarina Networks.

So as we look out into the future where the requirements for storage in the virtual era is more pervasive IT resources any way, any where, any time you want it. We’re seeing increasing demand for a new class of storage. A class of storage that really allows storage for companies and business models that’s providing storage as a utility.

And so as a result of that we think 3Par is a fantastic addition to the Dell lineup. When you look at emergence of the Cloud architectures as software as a service, infrastructure as a service, social networking, and public and private Cloud computing, you know these models increase the need for the storage platform that scale capacity and performance efficiently from asset through put.

And so when we think about how you’re going to do that, we naturally gravitate to 3Par because 3Par is the leader in scalable utility storage per the Cloud. 3Par’s innovative combination of hardware and software IP delivers unmatched performance and scalability and is the utility storage solution chosen by seven of the top 10 revenue generating managed service providers.

Additionally, 3Par is perfectly aligned with the Dell strategy in our commitment to open capable and affordable solutions that really get at customers’ you know storage requirements but more importantly their total cost of ownership.

3Par like Equalogic is (inaudible) sealing architecture. And so it scales efficiently both on performance, on – and high utilitization which is absolutely critical to our customers’ needs in this environment.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Similarly to our commitment 3Par very much focused on the ease of use of their architecture in terms of the manageability, the deployment, and the ongoing operations and setting kind of new bars on – they’re reducing the operating costs associated with that.

As a result of their efficient architecture and their focus on the ease of use, 3Par’s products have the ability to lower administration management costs by up to 90 percent. And reduce capacity par cooling and force base as much as 75 percent.

This fits perfectly into the Dell strategy of open capable and affordable. We think this is a perfect fit and it gives us a leading asset in our storage portfolio where we had not only have you know products now from desk to private channel SANS, we now feel like we have the best technology in each of those categories.

With that, I’d like to turn it over to David for some comments.

David Scott:	Thanks, Brad. We’re extremely excited about the announcement today from three perspectives. First, we can only expel that the industry is the middle of a (inaudible) techatonic shift towards the delivery of Enterprise IT as an utility service in the form of public and private Cloud computing.

3Par has been the world’s leading virtualized utility storage platform designed specifically for this shift. And we’ve established an excellent customer base that is proved out our value in this area. For example, as Brad said, seven out of the top 10 global hosting service providers use 3Par utility storage as a foundation of their multi-tenant infrastructure as a service offering.

Dell offers massive reach into new customers and markets across the world. They have an excellent server product line and in fact have been the leading provider of service to the infrastructures of service segment as well.

Dell also has one of the best supply chains in the industry. Given the significant use of industry’s standard components within 3Par’s offering. We believe there will be significant opportunities for improving our cost competitiveness.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Put 3Par and Dell together and we see a terrific opportunity to dramatically accelerate the speed of transition to private and public Cloud computing and the delivery of IT as a service.

Second with the addition of 3Par, Dell will have collected almost all the best of breed, next generation storage technologies under one roof, including XNet, Equalogic and Ocarina.

3Par had already established a relationship with XNet and supported it as a mass gateway in front of our utility storage offering when it was an independent company. We believe that XNet matched 3Par utility storage very well as a scalable clustered architecture, and as such we have a number of joint existing customers.

The opportunities for leading unified storage combined (inaudible) offering represent a great future potential. At the mid range with (IScuzzy) Equalogic offers many similarities to 3Par for its virtualized architecture.

This would give the future combined company a tremendous breadth for simple and efficient primary storage platforms. And in previous conversations with Ocarina when they where independent we’d all ready identified that they had implemented excellent data d-duplication and compression capabilities that closely complimented our thin provisioning, thin conversion and thin persistence offerings.

Together we could represent the industries strongest collection of technologies that drive up storage utilization rates and save customers money. As you can see this portfolio represents SANS and NAS by (Scuzzy) and (Fiber Channel), the low end to mission critical clear one. Thin technology, d-duplication, and compression it’s a formidable set of next generation storage technologies without any legacy encumbrances.

Together Dell and 3Par will become a storage industry powerhouse. Other vendors in the storage industry will be less in danger of being flat footed with

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

tide product line and few auctions. Finally there will be a new storage vendor that will be able to dramatically improve customer agility and efficiency which are the key capabilities necessary for to support public and private cloud computing. 3Par shares a similar vision to that of Dells in the virtual area where the desire to support efficiency, save money and support green IT is becoming the most important element of many companies future IT infrastructure strategies. With Dells board reach together we can bring this increased agility and efficiency to customers of all sizes in many market segments across most of the globe at a scale and pace the neither of us could achieved alone. With that let me hand it back to Brad.

Brad Anderson:	Thank you, David. I think what we’d like to do is go straight into Q&A. So operator, do we have any questions?

Operator:	At this time if you would like to ask a question please press Star 1 on your telephone key pad. Again Star 1 for any questions or comments. We will pause for just a moment to compile the Q&A roster. Again ladies and gentleman, that is star one for any questions. Your first question comes from the line of Joseph Cobalt with CRN.

Joseph Cobalt:	Yes good morning everybody thank you for the opportunity and congratulations on the acquisition.

Brad Anderson Thank you.

Male:	Thanks, (Jim).

Joseph Cobalt:	The big question here of course coming from me is 3Par if you talk a little bit about the 3Par channel base, resellers base, how it worked with the channel and how Dell might integrate the 3Par channel into its operations.

Brad Anderson I will let David talk about how 3Par works today and then I’ll add some color on the Dell channel side.

David Scott:	Certainly, thanks Brad. So today in many of the countries outside of North America and the UK, our primary go to market is through channel partners so and most of you are mostly Middle Eastern Africa as well as kind of Asia Pacific…

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

David Scott:	Our primary go-to-market is through channel partners. So, in most of Europe, Middle East and Africa, as well as kind of Asia Pacific, we’ve partnered very closely with people who represent, if you like, the 3Par franchise in those countries and provide both kind of reselling and, in many instances, support capabilities.

Here in North America, we’ve also developed a robust set of kind of channel partners in North America selling side by side with us into our target market segments in larger scale enterprises and the Web 2.0 as well as government. And that actually has been a area of increasing focus for us over the last couple of quarters.

We are looking, and have been looking, and have been building out additional channel partner capacity. So we certainly see that directional opportunity continuing by partnering with Dell. And maybe, Brad, you can kind of fill in some of those details.

Brad Anderson:	Yes, maybe, thank you, David. When we acquired Equalogic, if you remember, Equalogic had a large channel organization and since then we have continued to invest (somatically). The channel – the channel is a significant route-to-market particularly for our S&B business and our public business.

A little bit less so for a large enterprise because those are honestly large global accounts, but even the larger enterprise of the channel still plays an important role. We’ve built that channel up where we have a really nice blend between channel and direct on the Equalogic side.

And a number of those partners have asked you know for you know, Dell, you know we’d love to have you on higher end offering and so we absolutely see you know the great opportunity for bringing 3Par into the Dell channel to fill out their lineup. Because of a number of those are very you know excellent storage channel providers and to be able to have a complete lineup from Dell is really exciting to them.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

And then, conversely, there are probably channel partners of 3Par where Equalogic will make a lot of sense. So we think it’s going to be win-win and the channel will continue to be a very important part of our route-to-market with 3Par as well as our entire storage portfolio.

David Scott:	OK. Thank you. Next ...

Operator:	Your next ...

David Scott:	Next question?

Operator:	Your next question comes from the line of (Lucas Marion) with Computer World.

(Lucas Marion):	Hi, and let me also offer my congratulations. Not only is this 3Par capable of offering a scale out infrastructure, but on top of that it’s one of the main providers of improvising technology out there along with (Compellent) that’s now owned by HP and (Inaudible). Is this going to replace your existing improvising technology in your (inaudible)?

David Scott:	I mean, obviously we’re not contemplating any chance on 3Par. We think it’s their you know advanced capabilities that really appeal to us. And so, if anything, we’re going to want to invest more in 3Par to drive technology a whole lot faster. As far as you know the synergies long-term, to take 3Par technology and to incorporate it into other parts of our lineup.

You know we think there is going to be a fantastic opportunity long-term for us to really drive a unified Dell storage lineup and you’re going to see technologies from 3Par and others, including Ocarina and others that we’re going to want to drive across our entire storage lineup.

And really kind of achieve the kind of architecture that customers really need for real intelligent data management and data mobility. So we think there’s a tremendous opportunity as we – as we architect future products because of these fantastic technologies.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Lucas Marion:	OK. One other question, if I may. This is probably for Brad or Darren. Are you concerned at all this might affect your reseller agreement with EMC?

David Scott:	Let me that, Lucas. No, EMC is a very important partner of ours and we have you know worked very closely together for the last ten years and they are a really important player in the storage market. And our plan is not to change anything.

You know we have always been a company about choice. We’ll bring in another choice albeit at the very high end where we didn’t really sell the EMC product anywhere so we don’t think there’s much of an overlap. And let the customer decide. And so, our plans are to continue to offer the Dell-EMC Clarion products as well as their DeDupe and NAS offering.

And our preference is nothing to change and to really make sure that we’re serving those customers who bought Dell-EMC well today and going forward and then providing them this exciting choice in 3Par going forward as well. And ultimately the customer will make the – make the decision of what’s best for his or her environment.

Lucas Marion:	OK. Thank you.

Operator:	Your next question comes from the line of (Kurt Lasdorf) with the Austin American.

(Kurt Lasdorf):	Hi, just wanted to nail this down. The headcount at 3Par is about what and the assumption, or at least my assumption, is 3Par retains its identity as 3Par although it is a part of the Dell portfolio of companies? How does that work?

Brad Anderson:	Let me take this, David, and you fix me. The approximately 600 plus people at 3Par and on close those people will all become Dell employees. There is no plans to you know make any significant changes in the organization going forward.

The engineering – report on the engineering and the (inaudible) function report and the expect to be used and so we’re really excited and our focus will be much like Equalogic, where we’re going to want to go higher and grow this

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

asset as quickly as possible. So you know – you know – approximately 600, I think that’s correct, David. We’re looking to expand both on the engineering and the sales side very aggressively.

David Scott:	Yes, we’re at 670 people right now and to answer the other part of your question, I think it’s Dell intends to keep the 3Par brand just the same way they kept the Equalogic brand.

Brad Anderson:	Absolutely.

(Kurt Lasdorf):	Thanks a lot.

Operator:	Again, if you would like to ask a question, please press star one on your telephone keypad. Your next question comes from the line of Aru Tanasia with Tanasia Group.

Aru Tanasia:	Hi, guys. Good job on this thing. I was wondering when this was going to happen – it’s great. Great news. Actually, since I pressed the star one, my question had to do with the – how you finesse this whole thing with EMC product and the products line.

Obviously there’s a whole bunch of overlap on the fiber channel side and in the mid-range and up mostly on the upper end of mid-range. But I think Brad’s already answered that question, at least to the extent that it’s possible to answer at this moment in time. So, I’m OK, buys. I just didn’t know how to withdraw my question.

Brad Anderson:	Thank you for the congratulations, Aru, I appreciate it.

Aru Tanasia:	No problem, thank you.

Operator:	Your next question comes from the line of John Webster with Evaluator Group.

John Webster:	Hey, good morning, guys. Dave and Brad, congratulations.

David Scott:	Thank you.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Brad Anderson:	Thank you.

John Webster:	Very interesting play. So could I just ask you, Brad, to maybe elaborate a little bit more on the R&D side of this? 3Par has a significant technology portfolio. How do you – you know how do you plan to push that forward and possibly expand it?

Brad Anderson:	Well let me ask Darren to maybe say a few words on that and David may want to add to it as well.

Darren Thomas:	OK well this is Darren so you’re absolutely right they do have a phenomenal technology portfolio and obviously, our first desire is going to be to continue to grow that portfolio. They’ve got a great road map ahead of them and we’re fully invested in that and we want to help them do that every way we can.

I think one of the earlier questions was you know do we intend to take that technology and just move it everywhere. And I think the reality is we might want to move some of the capabilities but it would be maybe sharing the intellectual property between two of our own teams or something like that.

But we really haven’t gone that far down this technology path yet so I would suggest those are great ideas you’re asking them we’re asking them of ourselves but I just don’t think we’re ready to comment on how that would play out just yet.

Brad Anderson:	OK thank you.

David Scott:	Yes, (Joe) the only thing I’d add is that you know as I said in my kind of previous prepared remarks there is a real opportunity for us to drive towards the unified storage area with the XNet kind of technology that we have.

All of the Ocarina technology integrated potentially in a future road map kind of where 3Par gives you, you know the breadth of kind of efficiency tools and technologies that is probably a matchable in the industry today with their compression data due to duplication capabilities matched with our (thin) technologies both of which on both sides I don’t believe sincerely are truly best in class.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

(John):	OK and great job David.

David Scott:	Thanks (John).

Operator:	Your next question comes from the line of Simon Robinson with The 451 Group.

Simon Robinson:	Hey, guys thanks for taking my call my question some very interesting news today. Quick question on 3Par Crystal (mechanical) what is that at this point David?

David Scott:	It’d be 3Par customer count is over 600 today as we pointed in kind of past conference – in past disclosures. That is it doesn’t really represent the number of Enterprise customers that sit on our platforms basically the infrastructure as a service of customer set that we have.

If we look at those customers it’s probably anywhere between 6 and 10,000 enterprises that are running their applications on 3Par platforms so it’s part of IT as a service.

Simon Robinson:	Is that 10,000?

David Scott:	Between 6 and 10,000.

Simon Robinson:	OK right. And also, I guess the questions to the sale guide. If you guys haven’t in the past sold much of the high-end DMC products I’m just curious why that is and you know if you weren’t selling those products then why does 3Par (inaudible) appeal to you guys.

Brad Anderson:	Well let me address that. This is Brad. See you know we have been heavily investing in our Enterprise sales capabilities and I think we’ve demonstrated over the last couple of years that we significantly grown our ability to go sell storage into customers of all sizes even up into the high end.

What 3Par brings us is one a highly differentiated technology but two a gross margin structure that really allows us to make the kinds of sales investments to be successful in that space. You just can’t have their resell agreement though it’s really kind of a different set of circumstances you can’t compare this with symmetrics.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Simon Robinson:	Right OK got you very good thank you for taking the question.

(John):	Thanks Simon.

Brad Anderson:	Thanks Simon.

Operator:	Our next question comes from the line Ann McFarlane with Clifford Group.

Ann McFarlane:	Good morning, congratulations this is a very interesting turn of affairs. Most of my questions have been answered by the previous callers who covered the landscape fairly well I think what struck me is the potentials for product integration to really have a more unified, unified storage if I can borrow Dave’s phrase. It’s fascinating obviously, you can’t talk about it yet, but are there any more acquisitions that Dell needs to make to plush out this vision?

David Scott:	Well I mean obviously we don’t comment on you know potential acquisitions of anything at Dell but we’ve been very steadfast in saying that you know storage is a very important market.

It’s not just – in particularly the information or intelligent data management portion of it to store the data but to intelligently manage the data. And so we are always kind of keeping our eye out harder you know disruptive and really evaluating data management technologies out there and we’re going to always keep our eye out to those possibilities.

Ann McFarlane:	Thank you. I realize I was asking you an impossible question but your answer was very satisfying.

David Scott:	Thank you.

Operator:	Your next question comes from the line Dave Raffo with Search Storage.

Dave Raffo:	Hi, guys you have mentioned …

(John):	Hey, (Dave).

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Dave Raffo:	...several times you have mentioned on this call integrating the XNet stuff or unified storage is there any indication on how long it will take to get that combined with your current products?

David Scott:	Well first of all Dave, it will be XNet mass gateway was already supported in front of 3Par utilities storage quite some time ago when XNet was an independent storage company.

So obviously, the technologies have been designed and proved out to work together. The definition of unified storage obviously goes slightly further than that you have to address elements like common manageability approach but those are certainly within the realms of possibility with the combination of Dell and 3Par.

Brad Anderson:	And as far as a gateway to the Equalogic systems David I think we have shared, you know our plans are to have something hopefully at the end of this fiscal year or the start of next fiscal year where we can bring the XNet capability into our Equalogic lineup.

Dave Raffo:	OK thanks.

Operator:	Your next question comes from the line Adam Couture with Gartner.

Adam Couture:	Hi, thank you for taking the question. When you – when Dell acquired Equalogic you claim it brought you a 158 percent bump in your storage services head count. Do you – can you put a percentage around the bump that you will get from this acquisition and can you discuss a little bit about the integration of the 3Par service and support infrastructure and organization into the Dell support model?

Brad Anderson:	You know Adam I don’t know if I know the percentage increase of the services. We can get probably back to you on that but the way we think about the integration you know the teams are you know – you know – you know we’ve you know we signed the agreement to acquire obviously we’ve got to go through the regulatory process and then we’re separate companies.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

But the two groups will work very aggressively over that intervening period to really work through the integration. We’ll obviously have to act as separate companies until we get fine or regulatory approval. But you can trust that you know the people – the right people from Dell as well as 3Par will not be wasting this time to really work through the integrations. So that we exit a final approval running.

David Scott:	Brad, might I just add a bit more color to (criteria) you answered, I think it’s well recognized on both sides that Dell and 3Par. That 3Par has had to develop a very sophisticated set of kind of remote service and support tools and info structure to (bright) and kind of mission critical (T 01) support.

And from that perspective there is no plan to be any significant changes at all in that info structure delivery model, in fact I believe there are many things that would give opportunity for Dell to kind of leverage that area of our technology investments as well over time.

But, certainly that complete info structure and it being built so heavily into our architecture as source of major competitive advantage for us and we would look to drive that forward into the future.

Darren Thomas:	Absolutely, and maybe this one last comment of Brad’s and David’s, I mean we don’t want to change the 3Par motto. We think of 3Par as a head of the pack on kind of defining the next way to go better support those customer’s and we’re obviously going to want to go support and ram that capability as we grow you know our footprint.

Adam Couture:	Thank you.

Operator:	Your final question comes from the line of Russ Fellows of The Buy-In Leader Group.

Russ Fellows:	Congratulations, David

David Scott:	Thanks Russ.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

Russ Fellows:	Sure, I just want to clarify, I think I heard that you do expect to increase the direct sales, is that both in the U. S. and internationally?

David Scott:	Yes, Russ we would be looking at increasing it worldwide, in all geographies, and in all business units within Dell. As you’re probably aware, Dell is organized by S & B Public and Large Enterprise and each of them have a global organization.

And our plans would be to grow the sales force in all those geographies and business units going forward.

Russ Fellows:	OK and you know I had a couple of other questions, but they got asked along the way so I guess I’ll just close with what extent you can answer how you’re looking to leverage of David and his staff within your organization.

Brad Anderson:	Well I mean we think you know a couple of things that you know the three-part technology is a terrific set of technology assets, but we think we’re getting a fantastic team. And we’re really excited we have come to retention agreements for the senior management team of 3Par. So the will be joining Dell at close and we’re just excited to have them there because they bring just a wealth of enterprise, experience, and particularly on the (storage) front.

And if not limited to storage so we couldn’t be more excited about our new team members and how they can really help us as we drive to serve our customers in this (fiscal) era.

Russ Fellows:	Very good happy to hear that.

Brad Anderson:	I think that concludes our comments. I just want to thank you again for joining us, we’re really excited here, excited for Dell and for the 3Par team and we really appreciate you taking the time to learn more about it. Thank you very much and I wish you a very good day.

Operator:	This concludes today’s Dell Media and Industry Analysis conference call. Thank you for your participation. You may now disconnect.

Dell Incorporated

Moderator: Jane Thompson

08-16-10/11:00 a.m. CT

Confirmation # 93780619

END